UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Bloom Energy Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

093712107
(CUSIP Number)

Seongju Lim, SK ecoplant Co, Ltd. 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, +82-2-3700-9201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	093712107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SK ecoplant Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,491,701 shares[1]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
23,491,701 shares
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,491,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.6%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

[1]	SK’s beneficial ownership of the Issuer’s Class A Common Stock consists of (i) 10,000,000 shares of Class A Common Stock issued upon the conversion of 10,000,000 shares of the Issuer’s Series A Redeemable Convertible Preferred Stock on December 9, 2022; and (ii) 13,491,701 shares of Class A Common Stock to be acquired by SK pursuant to the Securities Purchase Agreement dated October 23, 2021 between the Issuer and SK, as further summarized below. All defined terms in this footnote have the meanings set forth in this Schedule 13D/A.

[2]	As of December 9, 2022, based on information reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 3, 2022, and based on an assumed combined total of 202,870,627 shares of the Issuer’s Class A Common Stock outstanding as follows: (i) 179,378,926 shares of the Issuer’s Class A Common Stock outstanding; (ii) 10,000,000 shares of Class A Common Stock of Issuer issued to SK upon conversion of the Series A Redeemable Convertible Preferred Stock held by SK on December 9, 2022; and (iii) 13,491,701 shares of Class A Common Stock to be acquired by SK pursuant to the Securities Purchase Agreement dated October 23, 2021 between the Issuer and SK, SK’s beneficial ownership of voting stock of the Issuer is 6.5%.

Explanatory Note

This Amendment No. 1 supplements and amends the Schedule 13D filed on October 4, 2022 and is made pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On October 23, 2021, SK ecoplant Co., Ltd. (“SK” or the “Reporting Person”) entered into that certain Securities Purchase Agreement (the “SPA”), by and between SK and Bloom Energy Corporation, a Delaware corporation (the “Issuer”), filed as Exhibit A, under which SK acquired 10,000,000 shares of Series A Redeemable Convertible Preferred Stock, par value $0.0001 per share (the “RCPS”) of the Issuer, convertible by SK into shares of the Issuer’s Class A Common Stock, and an option for SK to purchase 13,491,701 shares of the Issuer’s Class A Common Stock. On August 10, 2022, SK delivered to the Issuer a notice to purchase in the future 13,491,701 shares of Class A Common Stock of the Issuer pursuant to the SPA, with the closing expected to be the latter of (i) the parties receiving clearance from the U.S. Department of Justice and the Federal Trade Commission of the purchase under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended, and (ii) December 6, 2022, pursuant to the Side Letter dated August 16, 2022, between SK and the Company (the “Side Letter”), filed as Exhibit B. On December 6, 2022, SK and the Issuer entered into an amendment of the Side Letter (the “Side Letter Amendment”), filed as Exhibit C, whereby SK and the Issuer mutually agreed to delay the Second Closing Date for the purchase of the 13,491,701 shares of Class A Common Stock of the Issuer until March 31, 2023, unless an earlier date is mutually agreed upon and assuming the satisfaction of applicable regulatory clearance. On December 9, 2022, each share of the RCPS was converted into 10,000,000 shares of Class A Common Stock.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D/A is hereby incorporated herein by reference.

On December 29, 2021 (the “First Closing Date”), pursuant to the SPA, filed as Exhibit A, SK purchased from the Issuer, 10,000,000 shares of the Issuer’s RCPS at a purchase price of $25.50 per share, for an aggregate purchase price of $255,000,000. SK utilized its own funds and proceeds from financing facilities (as discussed in Item 6 herein) to purchase the RCPS. The RCPS was convertible at any time, at the option of SK, into such number of shares of Class A Common Stock determined by dividing the liquidation preference of the RCPS, which was equal to the original purchase price of $25.50 per share multiplied by the number of RCPS to be converted, by the conversion price determined at the time of conversion. Each share of the RCPS was converted into 10,000,000 shares of Class A Common Stock on December 9, 2022.

On August 10, 2022, SK delivered to the Issuer a notice to purchase in the future 13,491,701 shares of Class A Common Stock of the Issuer pursuant to the SPA. The closing of this purchase (the “Second Closing Date”) was expected to be the latter of the parties receiving clearance from the U.S. Department of Justice and the Federal Trade Commission of the purchase under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended (which is October 7, 2022), and December 6, 2022, pursuant to the Side Letter, which is filed as Exhibit B. On December 6, 2022, SK and the Issuer entered into the Side Letter Amendment, which is filed as Exhibit C, pursuant to which SK and the Issuer mutually agreed to delay the Second Closing Date for the purchase of the 13,491,701 shares of Class A Common Stock of the Issuer until March 31, 2023, unless an earlier date is mutually agreed upon and assuming the satisfaction of applicable regulatory clearance. The Side Letter Amendment adds that the Issuer would not be required to have a registration statement declared effective or to file a prospectus supplement that registers the resale of the securities held by the Reporting Person until six months after the earlier of March 31, 2023 or a later closing date resulting from the satisfaction of applicable regulatory clearance not being obtained by March 31, 2023.

SK currently expects to purchase the shares of Class A Common Stock on the Second Closing Date through a special purpose entity formed in the U.S. (the “SPV”), as contemplated by the SPA and the Investor Agreement. At this time, SK is currently the sole owner of the SPV, but SK continues to consider all possibilities regarding the structure through which it will purchase such shares of Class A Common Stock, if any, and the ownership of the SPV, including whether additional third parties may become part-owners of the SPV with SK.

As of December 9, 2022, based on information reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 3, 2022 and after giving effect to (a) SK’s ownership of Class A Common Stock including the conversion of the RCPS and (b) SK’s purchase of Class A Common Stock on the Second Closing Date, SK beneficially owns approximately (x) 11.6% of the outstanding Class A Common Stock of the Issuer and (y) 6.5% of the outstanding voting stock of the Issuer, including for purposes of this calculation the Issuer’s outstanding Class B Common Stock.

The descriptions of the SPA, Side Letter and Side Letter Amendment contained in this Item 3 are not intended to be complete and are qualified in their entirety by reference to such agreement, the full text of which are filed as Exhibit A, Exhibit B, and Exhibit C hereto.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D/A is hereby incorporated herein by reference.

The Reporting Person acquired the securities reported herein pursuant to the SPA for investment purposes. The purchase and conversion of the RCPS form part of a mutually beneficial and strategic business relationship between the Issuer and the Reporting Person. In addition to the SPA, the Reporting Person and the Issuer have entered into an Investor Agreement dated as of December 29, 2021 (the “Investor Agreement”) and other commercial agreements which have been summarized in Item 6 below.

In accordance with the terms of the SPA, filed as Exhibit A, SK has the right to purchase additional shares of Class A Common Stock of the Issuer on or prior to November 30, 2023 (the “Second Tranche Shares”). The maximum number of shares of Class A Common Stock which SK may purchase shall be the lesser of (i) 11,000,000 shares plus the number of shares that SK must hold in order to become the largest shareholder of the Issuer by no less than one percent (1%) of the Issuer’s issued and outstanding capital stock as of the Second Closing Date and (ii) fifteen percent (15%) of the Issuer’s issued and outstanding capital stock as of the Second Closing Date. Additionally, under the terms of the SPA, the Issuer is obligated to file a registration statement to register the resale of the securities issuable to SK and to use best efforts to maintain the effectiveness of such registration statement until all of such securities have been sold. The Side Letter Amendment adds that the Issuer would not be required to have a registration statement declared effective or to file a prospectus supplement that registers the resale of the securities held by the Reporting Person until six months after the earlier of March 31, 2023 or a later closing date resulting from the satisfaction of applicable regulatory clearance not being obtained by March 31, 2023.

On August 10, 2022, SK delivered to the Issuer a notice to purchase in the future 13,491,701 shares of Class A Common Stock of the Issuer pursuant to the SPA. The Second Closing Date was expected to be the later of the parties receiving clearance from the U.S. Department of Justice and the Federal Trade Commission of the purchase under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended, and December 6, 2022, pursuant to the Side Letter, which is filed as Exhibit B.

On December 6, 2022, SK and the Issuer entered into the Side Letter Amendment, which is filed as Exhibit C, pursuant to which SK and the Issuer mutually agreed to delay the Second Closing Date for the purchase of the 13,491,701 shares of Class A Common Stock of the Issuer until March 31, 2023, unless an earlier date is mutually agreed upon and assuming the satisfaction of applicable regulatory clearance.

The descriptions of the SPA, the Side Letter and the Side Letter Amendment contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to such agreements, the full text of which are filed as Exhibit A, Exhibit B and Exhibit C hereto.

The Reporting Person will continuously review its investment in Issuer, including evaluations of the Issuer’s business, strategies, prospects, management, governance, operations, performance, financial matters, capital structure, prospects, strategic and other transactions, as well as alternative investment opportunities, changes in law and/or regulations, general industry or economic conditions and all other factors that may be deemed relevant in determining whether additional securities of the Issuer will be acquired by the Reporting Person or whether the Reporting Person will dispose of any securities of the Issuer. Depending on such and other factors, at any time and subject to the terms of the Investor Agreement, the Reporting Person may acquire additional securities of the Issuer (in addition to (i) the shares of Class A Common Stock from the conversion of the RCPS and (ii) the Second Tranche Shares), or, at any time, some or all of the shares of Class A Common Stock or other securities beneficially owned by the Reporting Person may be sold in the open market, in privately negotiated transactions or otherwise.

Investor Agreement

The Investor Agreement sets forth certain rights and restrictions in relation to the Reporting Person’s investment in the Issuer which are summarized below.

Board Nominee

Effective as of the Second Closing Date until the Reporting Person and its subsidiaries beneficially own less than five percent (5%) of the then issued and outstanding shares of common stock of the Issuer, SK has the right to designate one nominee to be nominated by the Issuer at each election of directors, subject to customary conditions such as, that the designee must meet all qualifications required of the Issuer’s directors. Until the termination of SK’s right to nominate a board nominee, the Issuer has agreed not to decrease the size of its Board of Directors if such decrease will necessitate the resignation of SK’s nominee to the board.

Pre-emptive Right

At any time after the Second Closing Date, if the Issuer proposes to issue new shares of common stock or common stock equivalents, SK has the right, to purchase up to such number of such new securities as required to maintain SK’s fully-diluted ownership as at immediately prior to the issuance of the new securities (the “Pre-emptive Right Shares”). The terms and conditions of the Pre-emptive Right Shares shall be the same as the terms and conditions granted to other purchasers of the new securities. If the Pre-emptive Right Shares are not registered, the Issuer shall, within 90 days of issuance of the securities to SK, file a registration statement covering the resale of the Pre-emptive Right Shares.

Standstill

Commencing as of the First Closing Date until the later of (i) the second anniversary of the Second Closing Date, (ii) the date on which SK ceases to have the right to designate a director to the Board of Directors of the Issuer, and (iii) the date on which SK and its subsidiaries beneficially own less than five percent (5%) of the then issued and outstanding shares of common stock of Issuer (such period, the “Standstill Term”), SK is prohibited, unless approved or waived by the Issuer, from, among other things, making a tender, exchange or other public offer to acquire the Issuer’s Common Stock or Common Stock equivalents; calling a meeting of the stockholders of Issuer or proposing any matter to be voted upon by stockholders of Issuer; proposing any person (excluding the person nominated by SK pursuant to the board nomination right) for election to the Board of Directors of the Issuer whose nomination has not been approved by the Board of Directors of Issuer; and proposing any merger, business combination, purchase of Issuer’s assets or any similar transaction that would result in a change in control without the written consent of the Board of Directors of Issuer.

Lock-Up

The Investor Agreement further provides for the securities of the Issuer held by the Reporting Person to be locked-up for a period of two years following the Second Closing Date, subject to specified exceptions.

Voting Agreement

Subject to specified exceptions, from the Second Closing Date until the termination of the Standstill Term, SK has agreed to, among other things, be present in person or by proxy at all meetings of stockholders of Issuer, vote all voting securities held by it or execute a written consent in accordance with the recommendations of a majority of the Issuer’s Board of Directors and as and when requested by the Issuer, execute an irrevocable proxy appointing the Issuer or its designees as proxy to vote or give consent with respect to all the voting securities held by SK.

The description of the Investor Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, the full text of which is filed as Exhibit D hereto.

Except as described herein, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The aggregate number and percentage of the Class A Common Stock beneficially owned by SK and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D/A and are hereby incorporated herein by reference. Calculations of the percentage of the shares of Class A Common Stock beneficially owned are based on 202,657,249 shares of Class A Common Stock of Issuer outstanding as of November 1, 2022, based on information reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 3, 2022, and include 10,000,000 shares of RCPS converted into 10,000,000 shares of Class A Common Stock on December 9, 2022.

On August 10, 2022, SK delivered to the Issuer a notice to purchase in the future 13,491,701 shares of Class A Common Stock of the Issuer pursuant to the SPA. The Second Closing Date was expected to be the later of the parties receiving clearance from the U.S. Department of Justice and the Federal Trade Commission of the purchase under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended (which is October 7, 2022), and December 6, 2022, pursuant to the Side Letter dated August 16, 2022 between SK and the Company, which is filed as Exhibit B.

On December 6, 2022, SK and the Issuer entered into the Side Letter Amendment, which is filed as Exhibit C, pursuant to which SK and the Issuer mutually agreed to delay the Second Closing Date for the purchase of the 13,491,701 shares of Class A Common Stock of the Issuer until March 31, 2023, unless an earlier date is mutually agreed upon and assuming the satisfaction of applicable regulatory clearance. The Side Letter Amendment adds that the Issuer would not be required to have a registration statement declared effective or to file a prospectus supplement that registers the resale of the securities held by the Reporting Person until six months after the earlier of March 31, 2023 or a later closing date resulting from the satisfaction of applicable regulatory clearance not being obtained by March 31, 2023.

As of December 9, 2022, based on information reported by the Issuer in its Quarterly Report on Form 10-Q, filed on November 3, 2022 and after giving effect to (a) SK’s ownership of Class A Common Stock including the conversion of the RCPS and (b) SK’s purchase of Class A Common Stock on the Second Closing Date, SK beneficially owns approximately (x) 11.6% of the outstanding Class A Common Stock of the Issuer and (y) 6.5% of the outstanding voting stock of the Issuer, including for purposes of this calculation the Issuer’s outstanding Class B Common Stock.

(c) Except as set forth in this Schedule 13D/A, SK has not effected any transactions in the Class A Common Stock in the past 60 days.

(d) Except as described in this Schedule 13D/A, no other person is known by SK to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by SK.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Schedule 13D/A is hereby incorporated by reference in its entirety into this Item 6.

Joint Venture Agreement

On September 24, 2019, SK entered into a Joint Venture Agreement with the Issuer, which was subsequently amended on October 23, 2021 (as amended, the “JV Agreement”). Pursuant to the terms of the JV Agreement, SK and the Issuer agreed to establish a joint venture company in Korea to supply, assemble and manufacture the Issuer’s energy servers and ancillary products for the Korean market. The name of the joint venture company is Bloom SK Fuel Cell, LLC (the “JV Company”) and it is majority-owned and controlled by the Issuer. The JV Agreement contemplates the execution by the parties of additional commercial agreements, including an amendment to the Preferred Distributor Agreement (discussed below); a Bloom Energy License Agreement pursuant to which the Issuer agreed to grant a license to the JV Company as necessary for the JV Company’s business; and a Trademark License Agreement pursuant to which each of SK and the Issuer agreed to grant the JV Company the right to use certain brand names and trademarks for the business of the JV Company. The JV Agreement contains terms relating to additional capital contribution, management of the JV Company and liquidation, termination, among others.

The description of the JV Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreements, the full texts of which are filed as Exhibit E and Exhibit F hereto.

Amended and Restated Preferred Distributor Agreement

On November 14, 2018, SK and the Issuer entered into a Preferred Distributor Agreement, which they amended and restated as of October 23, 2021 (as amended and restated, the “PDA”). Bloom SK Fuel Cell, LLC, the JV Company formed by SK and the Issuer, became a party to the restated PDA as of October 23, 2021. Pursuant to the terms of the PDA, SK committed to purchase, on a take or pay basis, specified volumes of the Issuer’s energy servers until the end of 2024. The PDA also sets forth the basis for determining the prices at which the Issuer’s energy servers and related components will be sold to SK. The PDA contains other commercial terms relating to the agreement between the parties, such as intellectual property, liability for liquidated damages, confidentiality and indemnification.

The description of the PDA contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, the full text of which is filed as Exhibit G hereto.

Commercial Collaboration Agreement

On October 23, 2021, SK and the Issuer entered into a Commercial Collaboration Agreement (the “CCA”) with the intent to collaborate with each other in pursuing certain business opportunities. Among other things, the parties agreed to establish and operate two hydrogen innovation centers; one in the United States and one in the Republic of Korea, and to grant SK certain rights in connection with the sale and distribution of certain products specified in the CCA.

The description of the CCA contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, the full text of which is filed as Exhibit H hereto.

Loan Agreements and Insurance Policy

On December 12, 2021, SK, as borrower, and BNP Paribas Hong Kong Branch (“BNP Paribas”), as lender, mandated lead arranger and book runner, entered into a K-Sure Overseas Investment Insurance (Investment Financing) Facility (the “BNP Paribas Facility”), in connection with SK’s acquisition of the RCPS. SK borrowed $95.0 million to finance the purchase of this stock. The loan is for a term of three years, is unsecured and bears interest at SOFR plus 0.65%, as customarily determined. The BNP Paribas Facility contains customary prepayment provisions, representations and warranties, conditions precedent (including regarding compliance with the insurance policy summarized below), events of default (including a cross-default provision) and remedies and other provisions. Under the BNP Paribas Facility, SK is required to pay the insurance premiums under the insurance policy described below. The BNP Paribas Facility is governed by English law.

In connection with the entry into the BNP Paribas Facility, SK, BNP Paribas and the Korea Trade Insurance Corporation (“K-SURE”) entered into as of December 21, 2021 the Overseas Investment Insurance (Investment Financing) Policy that provides BNP Paribas, as the lender under the BNP Paribas Facility and as the beneficiary of the insurance policy, insurance if SK’s investment in the RCPS becomes impaired or there are payment problems with SK’s investment in the Issuer, such as due to expropriation, war and force majeure risks, among other things. The insurance policy is for approximately $97 million. The term of the insurance is from December 23, 2021 to December 23, 2024. Under the insurance policy, BNP Paribas pays insurance premiums, though SK is obligated to make these payments under the BNP Paribas Facility. The insurance policy contains conditions under which the beneficiary is covered, indemnification provisions, payment and reimbursement terms. The Insurance Policy is governed by Korean law.

In November 2021, SK and The Export-Import Bank of Korea (“KEXIM”) entered into a Loan (Credit) Transaction Agreement (the “Kexim Facility”) for long-term foreign currency loans for overseas investment. SK borrowed $95.0 million for the purpose of financing SK’s investment in the Issuer. The loan is for a term of three years and bears a variable interest rate at base rate plus 1.5% as customarily determined. The loan has a commitment fee rate of 0.5% per annum, and an early repayment fee rate of 1.5% of any early repayment amount. The Kexim Facility contains customary prepayment provisions, representations and warranties, conditions precedent, events of default and remedies and other provisions. The Kexim Facility is governed by Korean law.

The descriptions of the BNP Paribas Facility, K-SURE policy and Kexim Facility contained in this Item 6 are not intended to be complete and is qualified in their entirety by reference to such agreements, the full text of which are filed as Exhibit I, Exhibit J, and Exhibit K hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
A	Securities Purchase Agreement, dated as of October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (filed herewith).
B	Side Letter, dated August 16, 2022 by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (filed herewith).
C	Amendment to Side Letter, dated December 6, 2022, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (filed herewith)
D	Investor Agreement, dated as of December 29, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (filed herewith).
E	Joint Venture Agreement, dated September 24, 2019, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (filed herewith).
F	Amendment to the Joint Venture Agreement, dated October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (filed herewith).
G	Amended and Restated Preferred Distributor Agreement, dated October 23, 2021, by and between Bloom Energy Corporation, Bloom SK Fuel Cell, LLC and SK ecoplant Co., Ltd. (filed herewith).
H	Commercial Collaboration Agreement, dated October 23, 2021, by and between Bloom Energy Corporation and SK ecoplant Co., Ltd. (filed herewith).
I	K-Sure Overseas Investment Insurance (Investment Financing) Facility, dated December 12, 2021, by and between SK ecoplant Co., Ltd., as Borrower and BNP Paribas, as Lender, Mandated Lead Arranger and Bookrunner (filed herewith).
J	The Overseas Investment Insurance (Investment Financing) Policy dated as of December 21, 2021 among BNP Paribas Facility, SK, BNP Paribas and the Korea Trade Insurance Corporation (filed herewith).
K	Loan (Credit) Transaction Agreement between SK and The Export-Import Bank of Korea dated as of November 2021 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2022

SK ecoplant Co., Ltd.

By:	/s/ Kyung-il Park
	Name:	Kyung-il Park
	Title:	Chief Executive Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

Set forth below is the name and present principal occupation or employment of each director and executive officer of SK ecoplant Co., Ltd. The business address of each of the directors and executive officers is 19 Yulgok-ro 2-gil, Jongno-gu, Seoul 03149, Korea. Each person listed below is a citizen of the Republic of Korea.

Name	Present Principal Occupation
Lee Seung Ho	Outside Director of SK ecoplant Co., Ltd and Director of Daekyo, an educational institution located at 23 Boramae-ro 3-gil, Gwanak-gu, Seoul
Kim Yoon Mo	Outside Director and Vice Chairman of Nautic Investment, an investment company located at 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul
Kim Jong Ho	Outside Director and Advisor of Shinhan Accounting Corporation, an accounting company located at 8 Uisadang-daero, Yeongdeungpo-gu, Seoul
Park Sun Kyu	Outside Director and professor of Sungkyunkwan University, 25-2 Seonggyungwan-ro, Jongno-gu, Seoul
Lee Sung Hyung	Non-standing Director and Chief Financial Officer of SK, Inc., located at 26, Jong-ro, Jongno-gu, Seoul
Park Kyung Il	Director and Chief Executive Officer of SK ecoplant Co., Ltd.
Pee Sung Hyun	Chief Financial Officer of SK ecoplant Co., Ltd.
Yoon Jang Suk	Chief Safety Officer of SK ecoplant Co., Ltd.